October 19, 2018

BY EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. Tom Kluck Special Counsel Office of International Corporate Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628

Re:    United Mexican States

Registration Statement under Schedule B

Filed July 17, 2018

File No. 333-226200

Form 18-K for Fiscal Year Ended December 31, 2017

Filed June 27, 2018

File No. 333-03610

Dear Mr. Kluck:

By letter dated August 6, 2018, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided comments on Mexico’s Registration Statement under Schedule B, filed on July 17, 2018 (as amended, the “Registration Statement”), and Mexico’s Annual Report on Form 18-K for its Fiscal Year Ended December 31, 2017, filed on June 27, 2018 (the “2017 Annual Report”).

As requested by the Staff, set forth below are Mexico’s responses to the comments. For your convenience, we have reproduced below the Staff’s comments and have provided Mexico’s response immediately below each comment. Upon the Staff confirming that its comments have been addressed, Mexico will file Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 1 to the 2017 Annual Report (the “18-K Amendment”), each of which will contain disclosure responsive to the Staff’s comments as described below.

Registration Statement under Schedule B

Risks Related to Mexico

Adverse external factors, instability in international financial markets …, page 3

1.

We note that this risk factor combines adverse external factors and adverse domestic factors. Please revise to address separately each risk. Please discuss the domestic factors in greater detail such as recent declines in foreign direct investments.

We will provide the disclosure below in the Amended Registration Statement under the heading “Risk Factors—Risks Relating to Mexico” to address adverse external factors and adverse domestic factors separately and provide greater detail on the domestic factors.

Adverse external factors and global economic conditions, as well as external shocks in other emerging market countries or in Mexico’s trading partners, could have a material adverse effect on Mexico’s economic growth and its ability to raise funding in the external debt markets in the future.

High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues, and recession or low growth in Mexico’s main trading partners could lead to reduced exports. A combination of these global economic conditions could negatively affect Mexico’s balance of payments and economic performance.

Mexico’s economy may be affected by adverse economic conditions in other emerging market countries, which could cause an entire region or class of investments to be disfavored by international investors. This could result in capital flight and, as a consequence, a decrease in the amount of foreign investment in Mexico.

Mexico’s economy may also be affected by the economic conditions and trade policies of its major trading partners, including those with developed economies. In particular, Mexico’s economic conditions are highly correlated with economic conditions in the United States due to physical proximity and the high degree of economic activity between the two countries.

There can be no assurance that any of the events described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Mexico, or Mexico’s ability to raise funding in the external debt markets in the future.

Mexico’s economy is vulnerable to a number of internal risks, each of which could have a material adverse effect on Mexico’s economic growth and on the liquidity of, and trading markets for, the debt securities issued by Mexico.

Mexico’s economy and its public finances, are subject to risks arising from internal developments in Mexico. These include, but are not limited to:

•	general economic and business conditions in Mexico;

•	the level of consumer demand;

•	the level of confidence among domestic consumers and foreign investors in economic, political and security conditions in Mexico;

•	present and future exchange rates of the Mexican currency;

•	the level of indebtedness;

•	rates of inflation;

•	Mexico’s fiscal and monetary policies;

•	the level of foreign direct and portfolio investment;

•	the level of interest rates in Mexico;

•	the degree of political uncertainty at the federal and state level in Mexico; and

•	the level of corruption.

Each of these internal factors may adversely affect the political and economic conditions in the country.

Mexico has historically experienced uneven periods of economic growth, including periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Notwithstanding Mexico’s current situation, these problems may reemerge and could adversely affect Mexico’s economy and the liquidity of, and trading markets for, the debt securities issued by Mexico.

Form 18-K for Fiscal Year Ended December 31, 2017

Exhibit D

2.	To the extent possible, please update all statistics in the Form 18-K to provide the most recent data.

We will provide updated statistics in the 18-K Amendment for key measures of Mexico’s fiscal performance, consistent with our past practice for the filing of 18-K amendments. We will update all statistics next year in Mexico’s Annual Report on Form 18-K for 2018.

3.

To the extent material, please discuss any risks posed to particular industries or government policies by disruptions to international trade as well as possible future modifications or renegotiations of NAFTA.

We will provide the disclosure below in the 18-K Amendment under the heading “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements” in relation to the United States Mexico Canada Agreement (USMCA), which was announced on October 1, 2018 by Mexico, Canada and the United States and is intended to replace NAFTA.

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace the North American Free Trade Agreement (NAFTA). As of the filing of this Amendment to Form 18-K, the new agreement, which will be known as the United States Mexico Canada Agreement (USMCA), has not yet been signed. Once the USMCA is signed, its final text will be delivered to the Mexican Senate for analysis and approval, and it will also be subject to implementation procedures under Canadian and U.S. law. There is still uncertainty about whether and when the USMCA will take effect, and Mexico cannot assess the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

Until the USMCA has been implemented by each of the three countries, further official analysis of the risks, if any, posed to particular industries or government policies, or the disruptions to international trade that may result, is not available.

Summary, page D-2

4.	If factors other than changing global market conditions contributed to the volatility in Mexican oil exports in recent years, please identify those factors.

Changes in international market prices were the main factor in the volatility in Mexican oil exports from 2013 through the second quarter of 2018. We will provide the additional disclosure below on those changes and a discussion of other contributing factors in the 18-K Amendment under the heading “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Performance.”

According to preliminary figures, during 2017, Mexico registered a trade deficit of U.S.$11.0 billion, compared to a trade deficit of U.S.$13.1 billion during 2016. This reduction in the trade deficit resulted largely from an increase of 28.5% in the U.S. dollar value of crude oil exports in 2017 as compared to 2016, primarily due to an increase in the average export price of the Mexican crude oil mix and a slight increase in oil production during the last quarter of 2017, which was offset by an increase in imports of intermediate goods.

From 2013 to 2016, the U.S. dollar value of Mexico’s oil exports decreased an average of 20.7% per year. These decreases were caused by declining international oil prices and a decrease in oil production from 2,882 thousand barrels per day in 2013 to 2,458 barrels per day in 2016, as described in greater detail [in SEC Comment No. 6 Response below]. In 2017, the U.S. dollar value of Mexico’s oil and oil products exports increased 25.9% compared to 2016, mainly due to the recovery in international crude oil prices, with an increase in the average export price of the Mexican crude oil mix from U.S.$41.07 per barrel in the fourth quarter of 2016 to U.S.$52.26 per barrel in the fourth quarter of 2017, which represented an increase in the average export price per barrel of 27.3%.

In the first half of 2018, Mexico’s crude oil exports were U.S.$13,023 million, an increase of 54.6% as compared to the first half of 2017 due to the recovery of the average export price of the Mexican crude oil mix from U.S.$43.49 per barrel in the first six months of 2017 to U.S.$59.66 per barrel in the first six months of 2018, which represented an increase in the average export price per barrel of 37.2%.

The Economy, page D-6

Employment and Labor, pages D-7 and D-35

5.	We note your disclosure that Mexico’s unemployment rate was 3.2%. Please explain how the open unemployment rate is calculated.

We will provide the explanation below of how Mexico’s unemployment rate is calculated in the 18-K Amendment under the heading “The Economy—Employment and Labor.”

As measured by the Encuesta Nacional de Ocupación y Empleo (National Survey of Occupation and Employment), the Tasa de Desocupación Abierta (open unemployment rate) represents the percentage of the economically active population that did not work for an hour during the survey reference week but expressed willingness to do so and engaged in some activity with the purpose of obtaining employment. For purposes of this survey, the economically active population includes individuals fifteen years of age or older.

Principal Sectors of the Economy, page D-8

6.

Mexico’s output of petroleum and coal products appear to have declined significantly against prior periods in the first quarters of both 2017 and 2018. Please explain what industry, market, or other factors accounted for this decline.

We will provide the explanation below of the factors accounting for the decline in Mexico’s output of petroleum and coal products in the first quarters of 2017 and 2018 in the 18-K Amendment under the heading “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.” We will also provide information for the second quarter of 2018, as requested by SEC Comment No. 2.

During the first quarter of both 2017 and 2018, Mexico experienced a decrease in the production of petroleum and coal products, mainly due to a 9.5% reduction in crude oil production in the first quarter of 2017 compared to the first quarter of 2016 and a 6.0% reduction in crude oil production in the first quarter of 2018 compared to the first quarter of 2017. In the first quarter of 2017, this crude oil production decrease was caused by the continuation of the natural decline, caused by depletion, in the production of light crude oil, heavy crude oil and extra-light crude oil and the increase in the fractional water flow of wells at certain heavy and extra light crude oil fields of PEMEX. The decrease of crude oil production at certain oil fields in the first quarter of 2018 was the result of the inability to deliver inventories from storage facilities due to safety concerns related to adverse weather conditions. In the first quarter of 2018, there was also a natural decline in production in several business units for oil and natural gas.

During the second quarter of 2018, overall crude oil production experienced a 7.3% decrease as compared to the same period of 2017. Production of light crude oil decreased 20.2% primarily due to water-oil contact in one of PEMEX’s oil fields beginning in February 2018 and a natural decline in production. The production of extra light crude oil also decreased, primarily due to a natural decline in production and an increase in water flow of wells in several of PEMEX’s oil fields. In contrast, heavy crude oil production marginally increased due to sustained production in some of PEMEX’s oil fields. The use of electric submersible pumping in wells contributed to this increase.

Public Finance, page D-14

7.	Expenditures devoted to servicing government debt seem to have risen significantly in recent years. Please explain what has accounted for this and whether you expect this trend to persist.

In addition to updated Budgetary Expenditures figures for 2018, we will provide the explanation below for the increase in expenditures devoted to servicing government debt in the 18-K Amendment under the heading “Public Finance—The Budget.” We will also provide interim information for the first six months of 2018, as requested by SEC Comment No. 2.

From 2013 to 2017, Mexico’s financial costs as a percentage of GDP have remained within the range of 1.7% to 1.9%, but its expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 51.6%, an average of 11.0% per year. This increase was principally due to an increase in government debt stemming from Mexico’s maintenance of a fiscal deficit, an increase in interest rates reflecting recent macroeconomic policies of Mexico and the United States and exchange rate fluctuations tied to the depreciation of the peso.

Since 2016, Mexico’s fiscal policy has focused on reducing its debt level as a percentage of GDP. However, because Mexico continues to maintain a deficit, it is required to issue additional government debt to cover the current expenses of the Government and to refinance existing government debt, which has led to an increase in interest expenses.

Although 81.0% of Mexico’s total government debt as of June 30, 2018 was fixed rate with a maturity longer than one year and the entirety of its external debt has fixed interest rates, recent increases in interest rates by the U.S. Federal Reserve and Banco de México have resulted in higher financial costs for Mexico to refinance existing government debt and issue new government debt.

Exchange rate fluctuations tied to the depreciation of the peso have also led to increases in Mexico’s expenditures devoted to servicing government debt, because 24.1% of Mexico’s total government debt as of June 30, 2018 was denominated in foreign currencies while financial costs are reported in pesos. Peso-denominated debt as a percentage of total net debt decreased slightly from 81.0% in 2013 to 76.1% in 2017 and the peso depreciated 50.3% against the U.S. dollar in the same period, resulting in a higher financial cost for the Government in nominal terms in pesos.

In the first six months of 2018, Mexico’s expenditures devoted to servicing government debt continued to increase to Ps. 252.0 billion, an increase of 17.5% compared to the first six months of 2017.

United Mexican States, page D-21

Form of Government, page D-24

8.

Please update the table reflecting party affiliations of members of Mexico’s Congress (reproduced on page D-4) to include the results of the country’s most recent election as well as its current composition.

We will provide the table below showing party affiliations of the members of Mexico’s Congress, which includes the members of Congress who were elected in the July 1, 2018 congressional elections and took office on September 1, 2018, in the 18-K Amendment under the heading “United Mexican States—Form of Government.”

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies. The new Congress took office on September 1, 2018.

Table No. 1 –Party Representation in Congress(1)

	Senate(2)		Chamber of Deputies

	Seats	% of Total	Seats	% of Total
National Regeneration Movement	59	46.1%	255	51.0%
National Action Party	24	18.8%	79	15.8%
Institutional Revolutionary Party	14	10.9%	47	9.4%
Citizen Movement Party	7	5.5%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	30	6.0%
Democratic Revolution Party	5	3.9%	20	4.0%
Unaffiliated	1	0.8%	2	0.4%

Total	127	99.2%	500	100.00%

(1)	As of October 17, 2018. Individual members of Congress may change party affiliations.
(2)	According to official sources there is currently one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

The table will include updated information as of the filing of the 18-K Amendment.

Legal and Political Reforms, page D-24

9.

To the extent material, please include any statistical information that could be useful in explaining the degree to which public corruption exists in Mexico, its impact on the country’s government and economy, or the efficacy of anti-corruption efforts or advise.

We will provide the additional disclosure below regarding the extent to which public corruption exists in Mexico, its impact on the country’s government and economy and the existence of anti-corruption efforts in the 18-K Amendment under the heading “United Mexican States—Legal and Political Reforms—Anti-Corruption.”

The only official government statistical information currently available relating to such matters is published by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), which we reference below, including the Encuesta Nacional de Calidad e Impacto Gubernamental 2017 (National Poll on Governmental Quality and Impact 2017).

Official government information regarding the efficacy of anti-corruption efforts will not be available until the implementation of the Sistema Nacional Anticorrupción (National Anticorruption System) referred to on pages D-4 and D-24 of the 2017 Annual Report is complete.

In 2017, the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) published the Encuesta Nacional de Calidad e

Impacto Gubernamental 2017 (National Poll on Governmental Quality and Impact 2017). The poll found that approximately 15% of people that had contact with a public servant experienced at least one act of corruption. This poll also found that 33.3% of the population that was 18 years of age or older had at least some trust in municipal governments, 29.3% of such population had at least some trust in state governments and 25.5% had at least some trust in the federal government.

On December 7, 2017, INEGI published statistics on the cost of corruption. In 2015, acts of corruption cost an average of Ps. 2,799 per adult victim living in cities with one hundred thousand or more inhabitants, or a total of Ps. 6.4 billion. According to INEGI’s study, in 2016 acts of corruption cost an average of Ps. 12,243 per business entity victim, or a total of Ps. 1.6 billion. This study found that 64.4% of business entities considered that the principal reason corruption arises is to expedite a government process. The statistics also show that processes and services involving interactions with public safety authorities and judicial authorities had the highest incidence of corruption in 2016.

Legal and Political Reforms, page D-26

10.

We note your disclosure in this section in regards to Government guarantee debt issued by states and municipalities. To the extent material, please disclose in the Public Debt section the amount of debt issued by states and municipalities that is guaranteed by the Government.

No outstanding debt issued by states and municipalities had been guaranteed by the Government. We will provide disclosure to that effect in the 18-K Amendment.

The Economy, page D-31

Principal Sectors of the Economy, page D-38

11.

Please expand your disclosure to explain the underlying causes for the increases in production of transportation equipment, chemicals, and computers and electronic products as well the decreases in petroleum and coal products which took place in 2017.

We will provide the explanation below for the underlying causes of the increase in production of transportation equipment and the decreases in petroleum and coal products in the 18-K Amendment under the heading “The Economy—Principal Sectors of the Economy—Manufacturing.” We will also provide interim information for the first six months of 2018, as requested by SEC Comment No. 2.

There is no official government information regarding the underlying causes for the increase in production of machinery, chemicals and computers and electronic products during 2017. Similarly, there is no official government information regarding the underlying causes for the increase in production of specific sectors for the first six months of 2018.

During 2017, manufacturing production exhibited a positive trend, reflecting an increase in the production of machinery, transportation equipment and computers and electronic products. According to Banco de México’s quarterly report for October-December 2017, the increase in the production of transportation equipment was due to greater investment in this sector. It is estimated that the installed capacity in this sector has grown around 20% during the period from 2016 through 2017. This represents an increase of approximately 775,000 units compared to an estimated installed capacity of 3.8 million units at the end of 2015. These improvements were offset by a decrease in the production of petroleum and coal products, as described under “—Petroleum and Petrochemicals,” and textile products.

During the first six months of 2018, manufacturing production exhibited a positive trend, reflecting an increase in the production of food, as well as an increase in the production of beverage and tobacco products. This improvement was offset by a decrease in the production of petroleum and coal products as described [in SEC Comment No. 6 Response above].

Principal Sectors of the Economy, page D-38

12.

To the extent material, please discuss how the relative strength of the U.S. or Canadian economies, or any disruptions in Mexico’s trade relationships with the United States or Canada, would affect Mexico’s overall oil exports and the profitability of PEMEX.

We will provide the discussion below in the 18-K Amendment under the heading “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Performance” as to how any disruptions in Mexico’s trade relationships with the United States or Canada could affect Mexico’s overall exports of petrochemical, crude oil and petroleum products and the profitability of overall oil exports.

Canada, Mexico and the United States are each other’s largest import and export markets for many energy commodities. A reduction in Mexico’s export of petrochemical, crude oil and petroleum products to the United States and Canada could reduce related revenues, even if domestic and international prices for oil products remain constant. Since 2013, however, Mexico has expanded the scope of its geographic distribution of crude oil and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market, increasing the proportion of its crude oil export sales to Europe and Asia.

Financial System, page D-49

Foreign Exchange Rates, page D-53

13.

On page D-54 you state that, “The peso appreciated against the dollar in 2017 as the result of… an improved outlook for the NAFTA renegotiations…” Please revise the Form 18-K to explain in greater detail the improved outlook and renegotiations.

The NAFTA renegotiations have concluded, and, on October 1, 2018, Canada, Mexico and the United States announced that they have reached agreement on the new USMCA. In the 18-K Amendment we will provide the disclosure on the USMCA referred to in our response to SEC Comment No. 3 above. Under the circumstances, we believe it would not be useful to investors to provide greater detail on the outlook for the negotiations at particular points in the past.

Foreign Trade and Balance of Payments

Foreign Investment in Mexico, page D-69

14.	Please provide additional annual foreign direct investment figures for years prior to 2017 in Table No. 57 – Foreign Direct Investment.

We will provide the table below with annual foreign direct investment figures for years 2013 to 2017 in the 18-K Amendment under the heading “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Direct Investment in Mexico.”

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, for the periods indicated.

Table No. 12 – Foreign Direct Investment(1)(2)

(in millions of U.S. dollars, except percentages)

	2013		2014		2015		2016		2017
United States	U.S.$	17,022.3	U.S.$	10,083.3	U.S.$	18,948.8	U.S.$	11,047.9	U.S.$	14,351.6
Canada		5,043.8		2,948.8		1,133.6		2,247.2		2,812.5
Spain		427.2		4,495.0		3,602.4		2,979.3		3,245.5
Germany		1,961.0		2,094.5		1,317.9		2,667.1		2,428.1
Japan		2,145.7		2,276.9		2,050.3		1,777.6		1,656.2
France		878.3		1,165.7		960.4		558.0		502.7
United Kingdom		2,694.6		533.5		473.7		458.0		376.5
Brazil		164.1		628.0		1,144.6		911.5		184.1
Switzerland		435.1		214.2		302.9		504.4		179.4
Luxembourg		6.4		(19.9)		4.7		9.6		3.4
Others		18,027.7		4,976.8		5,198.0		7,207.9		5,494.2

Total	U.S.$	48,851.2	U.S.$	29,396.8	U.S.$	35,137.3	U.S.$	30,368.5	U.S.$	31,234.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Public Finance, page D-70

Fiscal Policy, page D-72

15.	Please specify what modifications the Government of Mexico plans to enact regarding the public sector pension system and the effect it expects these measures to have on its fiscal outlook.

There is currently no official government information relating to modifications, if any, that the Government plans to enact regarding the public pension system.

*     *     *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar of our U.S. counsel Cleary Gottlieb at (212) 225-2414.

Sincerely,

/s/ JUAN PABLO NEWMAN AGUILAR
Juan Pablo Newman Aguilar
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

cc.:	Nicolas Grabar

Elizabeth S. Freedman

Stephanie Fontana

Cleary Gottlieb Steen & Hamilton LLP